Ahren Acquisition Corp

Boundary Hall, Cricket Square

Grand Cayman, KY1-1102, Cayman Islands

December 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cheryl Brown

Re:	Ahren Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 13, 2021

File No. 333-261334

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Ahren Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 14, 2021, or as soon thereafter as practicable.

Please call Russell Deutsch of White & Case LLP at (212) 819-7817 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Ahren Acquisition Corp.

By:	/s/ Alice Newcombe-Ellis
Name:	Alice Newcombe-Ellis
Title:	Chief Executive Officer

cc:	Russell Deutsch, White & Case LLP

[Signature Page to Acceleration Request]